Exhibit 99.3

JARRETT QUINN
Consulting Process Engineer
Primero Group Americas Inc.
1450 - 1801 McGill College, Montréal, Québec, Canada H3A 2N4

CONSENT OF QUALIFIED PERSON

I, Jarrett Quinn, consent to the public filing of the technical report titled “Grota do Cirilo Lithium Project: Araçuaí and Itinga Regions, Minas Gerais, Brazil, Phase 1 DFS and Phase 2 PFS update of the NI 43-101 Technical Report”, (the “Technical Report”) with an effective date of 24th February, 2022 by Sigma Lithium Corporation (the “Corporation”).

I also consent to any extracts from or a summary of the Technical Report in the news release of the Corporation dated April 11, 2022 (the “News Release”).

I certify that I have read the News Release filed by the Corporation and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

DATED this 25th day of May 2022.

“Jarrett Quinn”
Jarrett Quinn, P.Eng. (OIQ #5018119), Ph.D. Consulting Process Engineer Primero Group Americas Inc.